Exhibit 99.36

LINEAR GOLD CORP

Linear Gold expands copper-gold mineralization at Caracol zone, Ixhuatan Project, Mexico

August 1, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has identified additional copper-gold mineralization in the Caracol zone at Linear’s 100% owned Ixhuatan project in Chiapas, Mexico. The Caracol zone is located approximately 2 kilometres NNE of the Campamento Gold Deposit within the same mineral concession. Highlights from the drilling are as follows:

•

1.0% copper and 1.0 grams per tonne gold over 30.6 metres cut by Hole IXNA-13 from 221.8 metres depth located within a thicker 109.7 metre interval that grades 0.5% copper and 0.5 grams per tonne gold beginning at 142.7 metres depth.

•

0.5% copper and 0.2 grams per tonne gold over 25.8 metres cut by Hole IXNA-10 from 94 metres depth within a greater interval of 174.5 metres that grades 0.3% copper and 0.2 grams per tonne gold.

The results from drilling are summarized below:

Drill Hole	From	To	Interval* (Metres)	Grams per tonne Gold	Grams per tonne Silver	Copper %
IXNA-08	20.0	100.4	80.4	0.1	2.0	0.2
IXNA-09	62.3	62.9	0.6	11.0	1.3	0.1
IXNA-10	52.0	226.5	174.5	0.2	3.0	0.3
Including	52.0	59.5	7.5	1.0	0.8	0.1
Including	94.0	119.8	25.8	0.2	6.4	0.5
Including	155.9	196.0	40.1	0.2	3.4	0.4
IXNA-11	24.0	70.2	46.2	0.2	4.8	0.4
Including	45.0	68.0	23.0	0.2	6.1	0.5
IXNA-12	36.0	44.0	8.0	0.4	5.1	0.5
IXNA-13	16.0	89.0	73.0	0.1	2.5	0.2
IXNA-13	142.7	252.4	109.7	0.5	6.5	0.5
Including	221.8	252.4	30.6	1.0	14.3	1.0
Including	240.2	252.4	12.2	2.0	23.7	1.7

* Note: The true widths of the intersections have not yet been determined; widths in table are based on core lengths

Caracol zone

Hole IXNA-08 was collared from the same location as hole IXNA-07 (reported on 18 April, 2006) at an azimuth of 240 degrees and an inclination of -65 degrees. The hole encountered skarn mineralization with anomalous copper and gold values from 20.0 to 100.4 metres containing 80.4 metres of 0.1 grams per tonne gold and 0.2% copper.

Hole IXNA-09 was collared 77 metres ENE of Hole IXNA-08 at an azimuth of 240 degrees and an inclination of -65 degrees. The hole encountered a thin zone of high grade gold mineralization cutting skarn alteration from 62.3 to 62.9 metres containing 11.0 grams per tonne gold. The gold mineralization occurs within a pyritic fault zone.

Hole IXNA-10 was collared 230 metres SSE of Hole IXNA-08 at an azimuth of 15 degrees and an inclination of -55 degrees to test anomalous gold and copper surface values. The hole encountered a significant zone of copper mineralization from 52 to 226.5 metres containing 174.5 metres of 0.3% copper and 0.2 grams per tonne gold. The mineralization is associated with a massive skarn replacement above and with chalcopyrite-bearing fractures and veinlets of skarn alteration below, which are interpreted to be porphyry related. Within the copper bearing zone are two higher grade intervals; from 94 to 119.8 metres containing 25.8 metres of 0.5% copper and 0.2 grams per tonne gold, and from 155.9 to 196 metres containing 40.1 metres of 0.4% copper and 0.2 grams per tonne gold. There is also a separate interval higher in the hole with stronger gold mineralization from 52 to 59.5 metres containing 7.5 metres of 1.0 grams per tonne gold and 0.1% copper.

Hole IXNA-11 was drilled 184 metres SE of Hole IXNA-08 and 95 metres NE of Hole IXNA-10 at an azimuth of 285 degrees and an inclination of -60 degrees. The hole encountered skarn-related copper mineralization from 24 to 70.2 metres containing 46.2 metres of 0.4% copper and 0.2 grams per tonne gold. The mineralization was generally hosted by fracture controlled zones with skarn alteration.

Hole IXNA-12 was collared 320 metres south of Hole IXNA-08 at an azimuth of 300 degrees and an inclination of -60 degrees. The hole was plagued with drilling problems and had to be terminated early at a depth of 95.4 metres. A zone of copper mineralization was observed from 36 to 44 metres containing 8.0 metres of 0.5% copper and 0.4 grams per tonne gold.

Hole IXNA-13 was drilled 2.0 metres to the east of hole IXNA-12 at an azimuth of 300 and an inclination of -80 degrees to make a more complete test of the area. The hole encountered 109.7 metres of copper mineralization from 142.7 to 252.4 metres containing 0.5% copper and 0.5 grams per tonne gold. Within this zone a higher grade portion from 221.8 to 252.4 contains 30.6 metres of 1.0% copper and 1.0 grams per tonne gold. A separate shallower zone was encountered from 16 to 89 metres containing 73 metres of 0.2 % copper and 0.1 grams per tonne gold. As in Hole IXNA-10 the mineralization is commonly hosted by irregular crosscutting fractures and veinlets containing skarn alteration that are interpreted to be porphyry related.

The drilling at Caracol has identified significant copper and gold mineralization that extends over a large area from Hole IXNA-02 in the north to IXNA-13 in the south, which represents an apparent strike length of 450 metres.  The copper-gold zone remains open to the east, north, and south.  Two additional holes have been completed in the Caracol zone and assays are pending.

Drilling continues on the Ixhuatan project with one drill active on the Caracol zone, one drill in the Laguna Grande zone, and one drill testing newly identified gold soil anomalies in the Western zone.

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website www.lineargoldcorp.com.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater that 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through joint ventures in Canada and the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Phillip Pyle

Philip Pyle, Vice-President, Exploration

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 882 ♦ Halifax, Nova Scotia ♦ B3J 2K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 494 4261 ♦ Toll Free: 933 543 3272 ♦ ww.lineargoldcorp.com